UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 16, 2021, announcing that the Company has published its annual report in accordance with Belgian law for the year ended on December 31, 2020, and that the Company has filed its annual report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated April 16, 2021, announcing that the Company will hold its Ordinary General Meeting and Special General Meeting on Thursday, May 20, 2021 at 10.30 a.m. CET and 11.00 a.m. CET, respectively, in 2000 Antwerp, Schaliënstraat 5.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 16, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Friday 16 April 2021 – 8.00 a.m. CET ______________________________

EURONAV PUBLISHES ITS ANNUAL REPORT AND FILES FORM 20-F FOR THE YEAR ENDED 31 DECEMBER 2020

ANTWERP, Belgium, 16 April 2021 - Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) yesterday published its annual report in accordance with Belgian law for the year ended on 31 December 2020 on the Company’s website (www.euronav.com) in the “Investors” section under “Company news & reports”.

Furthermore, Euronav’s annual report on Form 20-F for the year ended 31 December 2020 was filed yesterday with the U.S. Securities and Exchange Commission. The annual report on Form 20-F can be downloaded from Euronav’s website (www.euronav.com) in the “Investors” section under “SEC Filings”. Printed copies of the complete audited financial statements contained in the annual report on Form 20-F can be requested free of charge from the Company at its registered office De Gerlachekaai 20, 2000 Antwerp, Belgium or via e-mail at IR@euronav.com or by telephone +32-3-247-44-11.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of first quarter results 2021: Thursday 6 May 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs, 28 Suezmaxes (one of which is in a joint venture and two vessels time chartered in and two to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information Friday 16 April 2021 – 8.00 a.m. CET ______________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 99.2

PRESS RELEASE Regulated information Friday 16 April 2021 – 5.45 p.m. CET ______________________________

EURONAV - ORDINARY AND SPECIAL GENERAL MEETING OF 20 MAY 2021

ANTWERP, Belgium, 16 April 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Ordinary General Meeting and the Special General Meeting to be held on Thursday 20 May 2021 at 10.30 a.m. CET and 11.00 a.m. CET, respectively, in 2000 Antwerp, Schaliënstraat 5.

In view of the record date of Thursday 6 May 2021, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 5 May 2021 at 9.00 a.m. (Belgian time) until Friday 7 May 2021 at 9.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to the meetings are available on the company’s website www.euronav.com/investors/corporate-governance/general-assemblies/. The practical formalities for participation to these meetings are described in the convening notice.

IMPORTANT NOTICE: In light of the COVID-19 pandemic, it is uncertain if the measures imposed by the Belgian Federal and Flemish governmental authorities, including prohibition and/or restrictions of physical gatherings, will still be in effect on 20 May 2021. It can also not be excluded that additional measures may be imposed at the time of the shareholders’ meetings. These measures are in the interest of the health of the shareholders, as well as of the employees of the company and others participating in the organisation of the meetings. Accordingly, the Supervisory Board strongly encourages the shareholders not to physically attend the shareholders’ meetings and strongly invites the shareholders to exercise their rights by (i) upfront distant voting using the form for voting by letter, or (ii) upfront by written proxy to the meetings’ secretary. Furthermore, shareholders are encouraged to exercise their right to ask questions relating to the agenda items of the shareholders’ meetings in writing. No standing reception will be organized after the meetings.

Shareholders are urged to carefully read and comply with the detailed conditions of participation set out in the convening notice. The situation will be monitored closely and all relevant information and measures that have an impact on the shareholders’ meetings will be published on the company’s website: www.euronav.com/investors/corporate-governance/general-assemblies/.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of first quarter results 2021: Thursday 6 May 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs, 28 Suezmaxes (one of which is in a joint venture and two vessels time chartered in and two to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.